UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Renren Inc.
(Name of Issuer) Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities) 759892300
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[    ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the Company's American Depositary Shares, each representing forty-five (45) Class A Ordinary Shares, is 759892102.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Exhibit Index Found on Page 10

CUSIP No. 759892300
1. Names of Reporting Person CRCM RENN, LLC I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ **The reporting persons making this filing hold an aggregate of 62,903,970 Class A Ordinary Shares, which is 8.32% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b) ☑ **
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 62,903,970 Class A Ordinary Shares**
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 62,903,970 Class A Ordinary Shares**
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 62,903,970 Class A Ordinary Shares**
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9). 8.32% of the total shares of Class A Ordinary Shares**
12. Type of Reporting Person (See Instructions). OO

*Each American Depositary Share (“ADS”) represents forty-five (45) Class A Common Shares, par value $0.001 per share.
** Based on weighted average number of 755,704,443 Class A Ordinary Shares outstanding as of May 31, 2020 as reported by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on July 7, 2020.  The Reporting Person is deemed, however, to own 1.65% of total voting power of the Company represented by the number of shares owned by the Reporting Person divided by the total voting power of all of the Company’s Class A and Class B ordinary shares, which vote as a single class, with each holder of Class B ordinary shares entitled to 10 votes per share and each holder of Class A ordinary shares entitled to one vote per share, as reported in the Company’s December 31, 2019 Form 20-F.

CUSIP No. 759892300
1. Names of Reporting Person CRCM Institutional Master Fund (BVI), Ltd. I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ **The reporting persons making this filing hold an aggregate of 1,500 Class A Ordinary Shares, which is 0.0002% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b) ☑ **
3. SEC Use Only
4. Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 1,500 Class A Ordinary Shares**
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,500 Class A Ordinary Shares**
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,500 Class A Ordinary Shares**
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9). 0.0002% of the total shares of Class A Ordinary Shares**
12. Type of Reporting Person (See Instructions). OO

*Each American Depositary Share (“ADS”) represents forty-five (45) Class A Common Shares, par value $0.001 per share.
** Based on weighted average number of 755,704,443 Class A Ordinary Shares outstanding as of May 31, 2020 as reported by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on July 7, 2020.  The Reporting Person is deemed, however, to own 0.00004% of total voting power of the Company represented by the number of shares owned by the Reporting Person divided by the total voting power of all of the Company’s Class A and Class B ordinary shares, which vote as a single class, with each holder of Class B ordinary shares entitled to 10 votes per share and each holder of Class A ordinary shares entitled to one vote per share, as reported in the Company’s December 31, 2019 Form 20-F.

CUSIP No. 759892300
1. Names of Reporting Person CRCM LP I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ **The reporting persons making this filing hold an aggregate of 62,905,470 Class A Ordinary Shares, which is 8.32% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b) ☑ **
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 62,905,470 Class A Ordinary Shares**
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 62,905,470 Class A Ordinary Shares**
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 62,905,470 Class A Ordinary Shares**
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9). 8.32% of the total shares of Class A Ordinary Shares**
12. Type of Reporting Person (See Instructions). OO

*Each American Depositary Share (“ADS”) represents forty-five (45) Class A Common Shares, par value $0.001 per share.
** Based on weighted average number of 755,704,443 Class A Ordinary Shares outstanding as of May 31, 2020 as reported by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on July 7, 2020.  The Reporting Person is deemed, however, to own 1.65% of total voting power of the Company represented by the number of shares owned by the Reporting Person divided by the total voting power of all of the Company’s Class A and Class B ordinary shares, which vote as a single class, with each holder of Class B ordinary shares entitled to 10 votes per share and each holder of Class A ordinary shares entitled to one vote per share, as reported in the Company’s December 31, 2019 Form 20-F.

CUSIP No. 759892300
1. Names of Reporting Person CRCM LLC I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ **The reporting persons making this filing hold an aggregate of 62,905,470 Class A Ordinary Shares, which is 8.32% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b) ☑ **
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 62,905,470 Class A Ordinary Shares**
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 62,905,470 Class A Ordinary Shares**
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 62,905,470 Class A Ordinary Shares**
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9). 8.32% of the total shares of Class A Ordinary Shares**
12. Type of Reporting Person (See Instructions). OO

*Each American Depositary Share (“ADS”) represents forty-five (45) Class A Common Shares, par value $0.001 per share.
** Based on weighted average number of 755,704,443 Class A Ordinary Shares outstanding as of May 31, 2020 as reported by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on July 7, 2020.  The Reporting Person is deemed, however, to own 1.65% of total voting power of the Company represented by the number of shares owned by the Reporting Person divided by the total voting power of all of the Company’s Class A and Class B ordinary shares, which vote as a single class, with each holder of Class B ordinary shares entitled to 10 votes per share and each holder of Class A ordinary shares entitled to one vote per share, as reported in the Company’s December 31, 2019 Form 20-F.

CUSIP No. 759892300
1. Names of Reporting Person Chun R. Ding I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ **The reporting persons making this filing hold an aggregate of 62,905,470 Class A Ordinary Shares, which is 8.32% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
(b) ☑ **
3. SEC Use Only
4. Citizenship or Place of Organization: Grenada
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 62,905,470 Class A Ordinary Shares**
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 62,905,470 Class A Ordinary Shares**
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 62,905,470 Class A Ordinary Shares**
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9). 8.32% of the total shares of Class A Ordinary Shares**
12. Type of Reporting Person (See Instructions). IN

*Each American Depositary Share (“ADS”) represents forty-five (45) Class A Common Shares, par value $0.001 per share.
** Based on weighted average number of 755,704,443 Class A Ordinary Shares outstanding as of May 31, 2020 as reported by the Company in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on July 7, 2020.  The Reporting Person is deemed, however, to own 1.65% of total voting power of the Company represented by the number of shares owned by the Reporting Person divided by the total voting power of all of the Company’s Class A and Class B ordinary shares, which vote as a single class, with each holder of Class B ordinary shares entitled to 10 votes per share and each holder of Class A ordinary shares entitled to one vote per share, as reported in the Company’s December 31, 2019 Form 20-F.

Item 1.
(a) Name of Issuer:  Renren Inc. (the “Company”)
(b) Address of Issuer’s Principal Executive Offices: 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China.
Item 2.
(a) Name of Person Filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”
(i)	CRCM RENN, LLC, a Delaware limited liability company (“CRCM RENN”), with respect to the Class A Ordinary Shares (as defined below) held by it;
(ii)	CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company (“CRCM Master Fund”), with respect to the Class A Ordinary Shares held by it;
(iii)	CRCM LP, a Delaware limited partnership and the investment manager of the CRCM Fund (the “Investment Manager”), with respect to the Class A Ordinary Shares held by CRCM RENN and CRCM Master Fund;
(iv)
CRCM LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “General Partner”), with respect to the Class A Ordinary Shares held by CRCM RENN and CRCM Master Fund; and

(v)
Chun R. Ding (“Ding”), a Grenada citizen and the managing partner of the Investment Manager, the manager of the General Partner, with respect to the Class A Ordinary Shares held by the CRCM RENN and CRCM Master Fund.

(b) Address of Principal Business Office or, if none, Residence:
The address of the principal business of (i) the CRCM RENN is 475 Sansome Street, Suite 730, San Francisco, CA 94111; (ii) CRCM Master Fund is:  c/o Intertrust (BVI) Limited, PO Box 4041, Road Town, Tortola, British Virgin Islands VG1110; (ii) the Investment Manager, the General Partner, and Ding (c/o CRCM) is 475 Sansome Street, Suite 730, San Francisco, CA 94111.
(c) Citizenship:
The citizenship of each Reporting Person is set forth above.
(d) Title and Class of Securities:
This statement relates to Class A Ordinary Shares and American Depositary Shares, each reporting forty-five (45) Class A Ordinary Shares, par value $0.001 per share.
(e) CUSIP Number: The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the Company's American Depositary Shares, each representing forty-five (45) Class A Ordinary Shares, is 759892102.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Class A Ordinary Shares reported hereby for CRCM RENN and CRCM Master Fund are owned directly by the applicable fund.  The Investment Manager, as investment manager of CRCM RENN and CRCM Master Fund, may be deemed to be the beneficial owner of all such Class A Ordinary Shares owned by CRCM RENN and CRCM Master Fund.   The General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Class A Ordinary Shares owned by CRCM RENN and CRCM Master Fund.  Ding, as managing partner of the Investment Manager, and manager of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such Class A Ordinary Shares owned by CRCM RENN and CRCM Master Fund. Each of the Investment Manager, the General Partner and Ding (in his capacity as a control person of the General Partner and Investment Manager) hereby disclaims any beneficial ownership of any such Class A Ordinary Shares

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group:  N/A

Item 9.  Notice of Dissolution of Group:  N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2021

/s/ Kelvin Koo
CRCM LLC,
On its own behalf and as the General Partner of
CRCM LP, as the Investment Manager of
CRCM Institutional Master Fund (BVI), Ltd. and manager of CRCM RENN, LLC
By: Kelvin Koo, Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By: Kelvin Koo, Attorney-in-Fact for Chun R. Ding

Exhibit Index

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Exhibit 2	Power of Attorney appointing Kelvin Koo as true and lawful attorney-in-fact for Chun Ding (previously filed)